FOREIGN TRADE AND ECONOMIC COOPERATION BUREAU OF XIANYANG


                           (OFFICIAL DOCUMENT NUMBER)
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RE: CHANGE OF PARTNER OF XIANYANG YONGXIN ELECTRONICS CO.

Xianyang Yongxin Electronics Co. Ltd.:

Your reporting document (No. 1996, 062) has been reviewed. The reply is as follows:

1. It is to approve that Xianyang Pianzhuan Group transfers all its interests of the joint venture - Xianyang Yongxin Electronics Co. Ltd. to Xianyang Pianzhuan Development Co. Ltd., who will assume all the rights and liabilities that the withdrawing party had in the joint venture after the transfer.

2. The total investments and registered capital will not change after the transfer. It is to approve that Xianyang Pianzhuan Development Co. Ltd. transfer its 25% interests of Xianyang Yongxin Electronics Co. Ltd. to Tomei Trading Co., Ltd., a Japanese company, immediate after the transfer stated above. As a result, Xianyang Pianzhuan Development Co. Ltd. will own 20% interest of Yongxin from 45%, and the Tomei Trading Co. Ltd.'s holding interest in Yongxin will increase to 80% from 55%.

3. All other terms of Joint Venture Contract and By-Law will remain valid as before.

Please apply for new business license at Commerce Administration Bureau.

                FOREIGN TRADE AND ECONOMIC COOPERATION BUREAU OF XIANYANG



                                                             (seal)


                          April 25, 1996
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